Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
Call Center Talking Points re:
Merger of Lincoln Financial and Jefferson Pilot
for Policyholders
•	The merger announcement means that we will be joining forces with Lincoln Financial to build a larger, more dynamic organization. We will become a more powerful leader in the insurance and financial services industry than we are today.

•	The merged company will operate under the Lincoln Financial Group brand name.

•	Our commitment to the policyholders of both companies remains unchanged.

•	You do not need to take any action or have any concerns about your policy. We also don’t expect your agent of record/distribution contact to change.

•	We will continue to operate as two independent companies until the close of the transaction. The closing is expected around March 31, 2006.

•	After the necessary regulatory permissions are granted, you may receive periodic communications from us.

•	If you have additional questions, you can visit the following merger Web site for more information: http://www.lfgjpmerger.com/.

•	Media inquiries — If the media contacts you for information, please refer all inquiries to Paul Mason in Corporate Affairs at (336) 691-3313.